EXHIBIT F


               Letter from The Torrey Funds to Financial Advisers


                                THE TORREY FUNDS


                                                                     May 3, 2004


Dear Financial Advisor:

We are writing to inform you that your clients who are investors in Torrey U.S. Strategy Partners, LLC or Torrey International Strategy Partners, LLC will receive materials relating to a tender offer in the next few days.

IF YOUR CLIENT DOES NOT WISH TO SELL HIS OR HER INTEREST IN THE FUND(S), NO ACTION WILL BE REQUIRED.

If your client wishes to sell his or her interest in the Fund(s), the necessary paperwork will be available to them in the mailing.

Based upon the terms and conditions approved by the Board of Managers of the Funds at its meeting on April 22, 2004, the tender offer period will begin on May 3, 2004 and end at 12:00 midnight, Eastern Time, on Friday, May 28, 2004.

For those clients who wish to sell their interests, they will need to complete and return the Letter of Transmittal that will be included with the tender offer materials in the postage-paid envelope or by fax so that it arrives no later than Friday, May 28, 2004.

If you or your client has any questions on this matter, please call Eileen Spencer at (212) 644-7800, or call me directly at the same telephone number.

Sincerely,


Ricardo Cortez
President, Private Client Group
The Torrey Funds

This communication is not an offer to purchase or solicitation of an offer to sell interests in either of the Funds. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of interests in the Funds should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the particular Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.






80350.0166 #483300